Management’s Discussion & Analysis
For the three months ended March 31, 2020 and 2019

Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated May 5, 2020 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2020 and 2019. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020 and 2019, the annual audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A and Annual Information Form ("AIF") for the years ended December 31, 2019 and 2018.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2019. Additional information including this MD&A, Interim Financial Statements for the three months ended March 31, 2020, the audited Consolidated Financial Statements for the year ended December 31, 2019, the Company’s Annual Information Form for the year ended December 31, 2019, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended March 31, 2020 and March 31, 2019 are abbreviated as Q1 2020 and Q1 2019, while the reporting period for the three months ended December 31, 2019 is abbreviated as Q4 2019. In addition, the reporting periods for the twelve months ended December 31, 2019 and December 31, 2018 are abbreviated as FY 2019 and FY 2018, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3
KEY DEVELOPMENTS IN Q1 2020	3
Q1 2020 PERFORMANCE - EXECUTIVE SUMMARY	4
FULL-YEAR 2020 GUIDANCE - WITHDRAWN DUE TO IMPACT OF COVID-19 VIRUS	8
LONGER-TERM OUTLOOK	8
EXTERNAL PERFORMANCE DRIVERS	8
REVIEW OF FINANCIAL PERFORMANCE	9
REVIEW OF OPERATING MINES	14
GROWTH AND EXPLORATION	20
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	21
OFF-BALANCE SHEET ARRANGEMENTS	22
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	22
QUARTERLY INFORMATION	22
COMMITMENTS AND CONTINGENCIES	23
RELATED PARTY TRANSACTIONS	23
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	23
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	23
NON-IFRS MEASURES	24
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	30
RISKS AND UNCERTAINTIES	30
FORWARD LOOKING STATEMENTS	30
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	31
TECHNICAL INFORMATION	32

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, and the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. The Holloway mine was placed on care and maintenance in March 2020. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the effective operation and the advancement of development and exploration programs at the Company’s profitable, free cash flow generating assets, including ongoing efforts to utilize excess milling capacity, and through the acquisition of Detour Gold, with its significant expansion potential and exploration upside, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, which as of January 31, 2020 includes the Detour Lake Mine, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.

KEY DEVELOPMENTS IN Q1 2020

COVID-19

In response to the extensive global health risks resulting from the COVID-19 pandemic, the Company introduced a number of measures in March to protect employees, their families and the Company’s communities. The health and wellbeing of the Company’s workforce is Kirkland Lake Gold’s top priority. Among these measures, the Company took steps to reduce the number of people at mine sites by transitioning to reduced operations at Detour Lake (effective March 23, 2020) and Macassa (April 2, 2020), and temporarily suspended operations at the Holt Complex (April 2, 2020). In addition, the Company introduced an extensive list of health and safety protocols including remote work wherever possible, medical screening, enhanced cleaning and hygiene practices, increased food safety, social distancing of workers and the increased reliance on technology such as hosting virtual meetings. As part of the health and safety protocols, the Company also suspended all non-essential work at, and visits to, all of the Company’s mine sites, including all exploration drilling and reduced levels of work at a number of projects, including the #4 Shaft project at Macassa and surface infrastructure projects at Fosterville. Operations have continued at Fosterville throughout the COVID-19 crisis, with the Company’s health and safety protocols having been introduced.

On May 6, 2020, the Company announced that it was beginning to recall employees who were off work as part of the COVID-19 protocols. The Company expects the ramp up of business activities to be gradual with the timing to be determined by ongoing government actions and other developments related to the pandemic. The Company does not anticipate achieving full production levels during the second quarter of 2020 and anticipates seeing some impact on production and costs during most of the year.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

At the current time, it is not possible to estimate the extent to which the COVID-19 pandemic will impact the Company’s business performance in 2020.

A review of each operation’s response to the COVID-19 virus, the impact on Q1 2020 performance, and planned actions going forward is provided in the Review of Operating Mines section of this MD&A.

Guidance Withdrawn

On April 1, 2020, the Company withdrew its 2020 guidance, which had been released on December 18, 2019 and updated on February 19, 2020 to reflect the acquisition of Detour Gold. As a result, there is no review of performance against 2020 guidance included in this MD&A. The Company plans to release new guidance for 2020 once Detour Lake and Macassa have returned to more predictable levels of production. Included in the new guidance will be revised production and cost targets for Detour Lake, Macassa and Fosterville. 2020 guidance for the Holt Complex is being discontinued given that these assets remain on temporary suspension with no timeline for a resumption of operations currently being contemplated. The Company is also withdrawing its three-year production guidance while it assesses the long-term effects of COVID-19 and the potential impact of the pandemic on the production profile of Fosterville, Macassa and Holt Complex, and while it works to incorporate Detour Lake into the Company’s long-term business plans.

Acquisition of Detour Gold Corporation

On January 31, 2020, the Company acquired all issued and outstanding shares of Detour Gold Corporation (“Detour Gold”), through a plan of arrangement announced on November 25, 2019. Pursuant to the plan of arrangement, Detour Gold shareholders received 0.4343 Kirkland Lake Gold common shares in exchange for each Detour Gold share held immediately prior to closing of the Arrangement. In aggregate, the Company issued 77,217,129 common shares of Kirkland Lake Gold to former Detour Gold shareholders as consideration for their Detour Gold shares. In addition, all outstanding stock options of Detour were exchanged under the agreement. Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour Gold has become a wholly owned subsidiary of Kirkland Lake Gold, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

From January 31, 2020 to the end of Q1 2020, Detour Lake produced 91,555 ounces of gold, with gold sales totalling 110,456 ounces, operating cash costs per ounce of $696 and AISC per ounce sold of $1,108. For the same period, revenue from Detour Lake totalled $179.4 million, earnings from operations were $45.3 million and the mine generated $78.0 million of free cash (non-IFRS measure). The $78.0 million of free cash flow in Q1 2020 excludes transaction related costs.

Non-Core Assets

Recognizing the Company intention to focus on its three cornerstone assets, Fosterville, Macassa and Detour Lake, the Company designated the Holt Complex and assets in the Northern Territory of Australia as non-core on February 19, 2020 with plans to consider all options to maximize value. In March, the Company discontinued activities at two locations: it transitioned the Holloway Mine, part of the Holt Complex, to care and maintenance, and also suspended test mining and processing, as well as all exploration drilling, in the Northern Territory. On April 1, 2020, the Company announced the temporary suspension of operations at the remainder of the Holt Complex, including the Taylor Mine and Holt Mine and Mill as part of the Company’s COVID-19 protocols. As at May 6, 2020, these assets remained on temporary suspension.

Q1 2020 PERFORMANCE - EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three months ended March 31, 2020. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands of dollars, except per share amounts)	Three Months ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Revenue	$554,738	$304,912	$412,379
Production costs	161,592	70,040	71,169
Earnings before income taxes	294,525	159,589	232,042
Net earnings	$202,878	$110,146	$169,135
Basic earnings per share	$0.79	$0.52	$0.81
Diluted earnings per share	$0.77	$0.52	$0.80
Cash flow from operating activities	$241,506	$175,802	$247,100
Cash investment on mine development and PPE	$110,637	$81,314	$114,319

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Tonnes milled	4,118,105	418,960	462,371
Average Grade (g/t Au)	2.6	17.6	19.1
Recovery (%)	95.9%	97.9%	98.3%
Gold produced (oz)	330,864	231,879	279,742
Gold Sold (oz)	344,586	232,929	278,438
Average realized price ($/oz sold)(1)	$1,586	$1,307	$1,481
Operating cash costs per ounce ($/oz sold)(1)	$440	$290	$255
AISC ($/oz sold)(1)	$776	$560	$512
Adjusted net earnings(1)	$179,169	$113,764	$185,303
Adjusted net earnings per share(1)	$0.70	$0.54	$0.88
Adjusted free cash flow(1)	$191,363	$94,488	$132,781

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

Increased production, strong growth in net earnings and significant cash flow generation

Q1 2020 Highlights

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

(2)	Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.

(3)
Calculated by deducting Detour Lake’s operating cash costs, royalty expense, sustaining capital expense, sustaining leases and capitalized depreciation as well as gold sales from the Company's consolidated totals.

Gold production: Q1 2020 production totalled 330,864 ounces, an increase of 43% from 231,879 in Q1 2019 and 18% higher than 279,742 ounces in the previous quarter. The main contributor to the strong growth compared to the same period in 2019 was the contribution of 91,555 ounces from Detour Lake, following the acquisition of Detour Gold on January 31, 2020. Excluding the contribution from Detour Lake, production in Q1 2020 totalled 239,309 ounces, a 3% increase from Q1 2019 driven by

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

production growth at Fosterville resulting from a 46% improvement in the average grade, to 42.4 g/t in Q1 2020. Lower production compared to the previous quarter mainly reflected the impact of a record quarterly grade of 49.3 g/t on production levels at Fosterville during Q4 2019 (191,894 ounces in Q4 2019 versus 159,864 ounces in Q1 2020).

Operating cash costs per ounce sold(1): Production costs in Q1 2020 totalled $161.6 million versus $70.0 million in Q1 2019 and $71.2 million the previous quarter. The increase largely reflected the inclusion of $87.8 million of production costs from Detour Lake Mine from January 31, 2020 to the end of the quarter. Cash operating costs per ounce sold averaged $440 in Q1 2020 compared to $290 in Q1 2019 and $255 in Q4 2019. The change largely from both prior periods related to the impact of acquiring Detour Lake on January 31, 2020 where operating cash cost per ounce sold from the date of acquisition to the end of the quarter averaged $696. Excluding the impact of Detour Lake Mine, operating cash costs per ounce sold in Q1 2020 averaged $319, with the increase from Q1 2019 and Q4 2019 mainly related to higher operating cash costs per ounce sold at Macassa ($536 in Q1 2020 versus $332 in Q1 2019 and $471 in Q4 2019) due largely to the impact of a lower sales volumes and higher levels of operating development and other mining costs during Q1 2020. Operating cash cost per ounce sold at Fosterville in Q1 2020 averaged $126 compared to $144 in Q1 2019 and a record quarterly performance of $106 the previous quarter.

All-in sustaining costs (“AISC”) per ounce sold(1): AISC per ounce sold averaged $776 in Q1 2020 compared to $560 in Q1 2019 and $512 the previous quarter. The inclusion of Detour Lake Mine, where AISC per ounce sold averaged $1,108, contributed to the increase from both Q1 2019 and Q4 2019. Excluding the impact of Detour Lake, AISC per ounce sold in Q1 2020 averaged $619. The increase from both prior periods largely reflected higher AISC per ounce sold at Macassa, reflecting lower sales volumes and higher operating cash costs. In addition, the increase in AISC per ounce sold from the prior quarter at Macassa also resulted from higher sustaining capital expenditures in Q1 2020 reflecting increased capital development and higher levels of mobile equipment procurement. AISC per ounce sold at Fosterville in Q1 2020 averaged $313 per ounce versus $315 in Q1 2019 and a record $258 the previous quarter when the mine achieved record production and sales resulting from an average grade of 49.3 g/t. Included in AISC per ounce sold in Q1 2020 was $7.2 million related to a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $47 to Fosterville’s AISC per ounce sold in Q1 2020.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

(2)	Adjusted free cash flow excludes the impact of $60.5 million of non-recurring transaction and restructuring costs, mainly related to the Detour Gold acquisition.

Revenue: Revenue in Q1 2020 totalled $554.7 million, an increase of $249.8 million or 82% from Q1 2019, with a 48% increase in sales volumes (344,586 ounces in Q1 2020 versus 232,929 ounces in Q1 2019) providing $146 million of the improvement and a $279 per ounce increase in the average gold price ($1,586 per ounce in Q1 2020 versus $1,307 per ounce in Q1 2019) having a $96 million favourable impact on revenue versus the same period a year earlier. Revenue in Q1 2020 was $142.3 million or 35% higher than the previous quarter, reflecting a $98 million favourable impact from a 24% increase in gold sales, from 278,438 ounces in Q4 2019, and $36 million of revenue growth from a 7% increase in the average realized gold price from $1,481 per ounce the previous quarter. Excluding the impact of Detour Lake in Q1 2020, which contributed $179.4 million of revenue from January 31, 2020 to the end of the quarter, revenue in Q1 2020 totalled $375.3 million, based on sales of 234,130 ounces and an average realized price of $1,586 per ounce.

Cash position: Cash at March 31, 2020 totalled $530.9 million compared to $707.2 million at December 31, 2019 with the change largely reflecting the use of $329.8 million for share repurchases during Q1 2020. In addition, during Q1 2020 the Company

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

gained $173.9 million of cash at closing of Detour Gold acquisition and, subsequently, used $98.6 million to repay Detour Gold’s outstanding debt and $30.3 million to close out Detour Gold’s hedge positions.

Cash flow generation: Net cash provided by operating activities in Q1 2020 totalled $241.5 million with free cash flow(1) totalling $130.9 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs mainly related to the Detour Gold acquisition, adjusted net cash provided by operating activities totalled $302.0 million compared to $175.8 million in Q1 2019 and $247.1 million the previous quarter, with adjusted free cash flow(1) of $191.4 million versus $94.5 million in Q1 2019 and $132.8 million in Q4 2019.

Net earnings: Net earnings in Q1 2020 were $202.9 million, representing an increase of $92.7 million or 84% from $110.1 million in Q1 2019 and $33.8 million or 20% from $169.1 million the previous quarter. Key factors driving the increase in net earnings from both prior periods included strong revenue growth reflecting increased sales and a higher average realized gold price, the impact of foreign exchange gains due to a strengthening US dollar and lower expensed exploration expenditures. These factors were partially offset by transaction costs related to the Detour Gold acquisition, higher expenditures resulting from the addition of Detour Lake effective January 31, 2020, increased royalty expense due largely to the introduction of the new 2.75% royalty by the Victorian Government effective January 1, 2020 and increased finance costs largely related to Detour Gold’s hedge positions, which were closed out in February 2020.

Earnings per share: On a per share basis, net earnings in Q1 2020 totalled $0.79 versus $0.52 in Q1 2019 and $0.81 in Q4 2019. The change in net earnings per share from both prior periods was impacted by an increase in average shares outstanding in Q1 2020, which at 257.4 million, was 22% higher than in both Q1 2019 and the previous quarter. The increase in average shares outstanding reflected issuance of 77,217,129 shares related to the acquisition of Detour Gold on January 31, 2020, partially offset by the repurchase of 9,713,500 shares during the quarter through the Company’s normal course issuer bid (“NCIB”).

Adjusted net earnings(1): Adjusted net earnings totalled $179.2 million ($0.70 per share) versus $113.8 million ($0.54 per share) for the same period in 2019 and $185.3 million ($0.88 per share) in Q4 2019. The difference between net earnings and adjusted net earnings in Q1 2020 related mainly to the exclusion from adjusted net earnings of $72.9 million pre-tax ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million pre-tax ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition. The difference between net earnings and adjusted net earnings in Q1 2019 was the exclusion from adjusted net earnings of $2.3 million pre-tax ($1.6 million after tax) of purchase allocation adjustments on inventory. In Q4 2019, the main difference between adjusted net earnings and net earnings was the exclusion from adjusted net earnings of $23.3 million pre-tax ($16.1 million after tax) of foreign exchange losses.

Growth capital expenditures(1): Total growth capital expenditures, excluding capitalized exploration expenditures, in Q1 2020 totalled $22.6 million, including $16.1 million at Macassa ($11.1 million related to the #4 Shaft project).

Exploration expenditures: Total exploration expenditures totalled $36.0 million, including $5.9 million of expensed expenditures and $30.1 million of capitalized expenditures, which compared to $17.6 million in Q1 2019 and $43.3 million the previous quarter.

–
Subsequent to the end of Q1 2020 the Company announced encouraging drilling results at Macassa, including the identification of a large corridor of high-grade mineralization in close proximity to the #4 shaft, currently under development, and also the continued expansion of the South Mine Complex (“SMC”).

Mineral Reserves: Mineral Reserve estimates as at December 31, 2019 released in Q1 2020, including growth in total Mineral Reserves of 257%, to 20,470,000 ounces with the addition of open-pit Mineral Reserves at Detour Lake Mine; Mineral Reserves at Macassa increase to 2,453,000 ounces, including Mineral Reserves at depth of 2,360,000 ounces at an average grade of 22.1 g/t, and 93,000 ounces at an average grade of 10.7 g/t in near-surface zones along the Amalgamated Break; Fosterville Mineral Reserves total 2,100,000 ounces @ 21.8 g/t in the Lower Phoenix and Harrier systems (including 1,560,000 ounces @ 38.6 g/t at Swan Zone) and 218,000 ounces @ 5.5 g/t above 650 metres below surface at Robbin’s Hill.

Quarterly dividend: Q1 2020 dividend doubled to US$0.125 per share, which was paid on April 13, 2020 to shareholders of record on March 31, 2019.

Share repurchases: During Q1 2020, the Company repurchased 9,713,500 common shares through the NCIB for $329.8 million (C$443.1 million)

(1)	Highlights section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL-YEAR 2020 GUIDANCE - WITHDRAWN DUE TO IMPACT OF COVID-19 VIRUS

On April 1, 2020, the Company withdrew its guidance for 2020 due to its response to the COVID-19 virus, including the transition to reduced operations at Detour Lake and Macassa and the temporary suspension of operations at the Holt Complex. The Company released full-year 2020 guidance on December 18, 2019, and subsequently updated the guidance on February 20, 2020 to include Detour Lake, which was acquired on January 31, 2020. The Company will release new full-year guidance for 2020 upon the return to full production levels at the Detour Lake and Macassa mines. The Fosterville Mine has continued to operate throughout the COVID-19 crisis, with non-essential activities having been suspended in line with company-wide health and safety protocols.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and increasing the profitability and value of its operations. The Company has achieved significant growth over the last three years, increasing production from 596,405 ounces in 2017 to 974,615 ounces in 2019. The Company continues to target significant organic growth, including through the completion of the Macassa #4 Shaft project, which is expected to grow production to 400,000 ounces per year at Macassa by 2023, and continued growth at Fosterville through ongoing exploration success. The Company also pursues growth and value creation through external transactions where it sees an opportunity to enhance the value of assets by investing capital and applying the Company’s extensive technical expertise. The recent acquisition of Detour Gold is an important development for the Company as it seeks to generate long-term value and attractive returns. Following completion of the acquisition, an important priority for the Company is pursuing opportunities for increasing production and lower costs at Detour Lake. The Company is also committed to returning capital to shareholders through dividends and share repurchases and has been increasingly aggressive utilizing its balance sheet strength to deliver value to shareholders in this way. Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months ended March 31, 2020. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At March 31, 2020, the gold price closed at $1,609 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 6% higher than the closing gold price of $1,515 per ounce on December 31, 2019 and 24% higher than the closing gold price on March 31, 2019 of $1,295 per ounce. The Company’s average realized gold price for Q1 2020 was $1,586 per ounce, which compared to an average realized gold price of $1,481 per ounce in Q4 2019 and $1,307 in Q1 2019.

As at March 31, 2020, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases. During Q1 2020, the Company closed out gold forward sales covering approximately 252,000 ounces of gold at prices between $1,300 and $1,490 per ounce, which had been established by Detour Gold prior to January 31, 2020. The costs to close out these hedges, as well as hedges relating to diesel fuel and currency, was a one-time cash outflow of approximately $30.3 million.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at March 31, 2020, the Canadian dollar closed at $0.7113 against the US dollar (compared to $0.7701 at December 31, 2019 and $0.7494 at March 31, 2019) and the Australian dollar closed at $0.6135 (compared to $0.7021 at December 31, 2019 and $0.7094 at March 31, 2019). The average rates for Q1 2020 for the Canadian and Australian dollars were $0.7445 and $0.6572, respectively, against the US dollar versus $0.7578 and $0.6836, respectively, in Q4 2019 and $0.7522 and $0.7124, respectively, in Q1 2019.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at March 31, 2020, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three months ended March 31, 2020 and 2019.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019

Revenue	$554,738	$304,912	$412,379
Production costs	(161,592)	(70,040)	(71,169)
Royalty expense	(21,249)	(8,284)	(11,002)
Depletion and depreciation	(92,839)	(41,300)	(52,865)
Earnings from mine operations	279,058	185,288	277,343

Expenses
General and administrative(1)	(12,562)	(12,099)	(10,576)
Transaction costs	(33,838)	—	(1,236)
Exploration	(5,931)	(12,022)	(9,336)
Care and maintenance	(2,890)	(196)	(239)
Earnings from operations	223,837	160,971	255,956

Finance and other items
Other income (loss), net	72,205	(2,117)	(25,166)
Finance income	2,596	1,438	1,948
Finance costs	(4,113)	(703)	(696)

Earnings before income taxes	294,525	159,589	232,042
Current income tax expense	(70,130)	(40,921)	(62,414)
Deferred income tax expense	(21,517)	(8,522)	(493)

Net earnings	$202,878	$110,146	$169,135

Basic earnings per share	$0.79	$0.52	$0.81
Diluted earnings per share	$0.77	$0.52	$0.80

Weighted average number of common shares outstanding (in 000's)
Basic	257,418	210,193	210,102
Diluted	258,360	211,967	211,382

(1)
General and administrative expense for Q1 2020 (Q1 2019 and Q4 2019) include general and administrative expenses of $15.0 million ($8.7 million and $10.1 million) and share based payment expense (recovery) of $(2.5) million ($3.4 million and $0.5 million).

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue

(1)	In addition to volume and price factors, increase in revenue includes a $7.8 million foreign exchange impact compared to Q1 2019 and an $8.3 million foreign exchange impact compared to Q4 2019

Revenue in Q1 2020 totalled $554.7 million, an increase of $249.8 million or 82% from $304.9 million in Q1 2019, with a 48% increase in sales volumes (344,586 ounces in Q1 2020 versus 232,929 ounces in Q1 2019) providing $146 million of the improvement and a $279 per ounce increase in the average gold price ($1,586 per ounce in Q1 2020 versus $1,307 per ounce in Q1 2019) having a $96 million favourable impact on revenue versus the same period a year earlier. In addition to volume and price factors, changes in foreign exchange rates increased revenue by $7.8 million compared to Q1 2019. Revenue in Q1 2020 was $142.3 million or 35% higher than $412.4 million the previous quarter, reflecting a $98 million favourable impact from a 24% increase in gold sales volumes, from 278,438 ounces in Q4 2019, and $36 million of revenue growth from a 7% increase in the average realized gold price from $1,481 per ounce the previous quarter. Excluding the impact of Detour Lake in Q1 2020, which contributed $179.4 million of revenue from January 31, 2020 to the end of the quarter, revenue in Q1 2020 totalled $375.3 million, based on sales volumes of 234,130 ounces and an average realized price of $1,583 per ounce. On the same basis, that is excluding the contribution from Detour Lake, revenue increased 23% from Q1 2019 and was 9% lower than the previous quarter due to a 16% reduction in gold sales volumes from the quarterly record level of 278,438 ounces in Q4 2019.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in Q1 2020 totalled $202.9 million ($0.79 per share), an increase of 84% from $110.1 million ($0.52 per share) in Q1 2019. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 82% increase in revenue, to $554.7 million, was driven by both higher gold sales and an improvement in the average realized gold price. Other favourable factors driving growth in net earnings included a $72.9 million foreign exchange pre-tax gain related to the strengthening of the US dollar against the Canadian and Australian dollars during Q1 2020, which resulted in other income for the quarter of $72.2 million pre-tax versus other loss of $2.1 million for the same period a year earlier, as well as lower expensed exploration costs with a higher proportion of exploration expenditures in Q1 2020 being capitalized compared to Q1 2019. Total exploration expenditures, including both expensed and capitalized exploration expenditures, totalled $36.0 million versus $17.6 million in Q1 2019.

Partially offsetting the favourable factors contributing to earnings growth were the impact of higher production costs and depletion and depreciation expense reflecting the addition of costs for the Detour Lake Mine as of January 31, 2020. In addition, net earnings were reduced by $33.8 million pre-tax of transaction costs related to the Detour Gold acquisition, as well as a $13.0 million pre-tax increase in royalty expense, with $7.2 million of the increase resulting from a new 2.75% royalty on gold sales at Fosterville introduced by the Victorian Government effective January 1, 2020. Finance costs increased year over year by $3.4 million pre-tax due largely to unrealized and realized mark-to-market loss on derivative contracts primarily related to hedge positions on diesel fuel held by Detour Gold. These contracts were closed out shortly after the acquisition was completed on January 31, 2020. Higher average shares outstanding also had an unfavourable impact on earnings per share, with average shares outstanding in Q1 2020 increasing 22%, to 257.4 million, from 210.2 million in Q1 2019. The increase in average shares outstanding related to the 77,217,129 shares issued as consideration for the acquisition of Detour Gold.

Net earnings in Q1 2020 of $202.9 million increased $33.8 million or 20% from $169.1 million the previous quarter. Earnings per share of $0.79 compared to $0.81 in Q4 2019 with the change reflecting a higher level of average shares outstanding from 210.1 million in Q4 2019 to 257.4 million in Q1 2020, with the increase resulting from the shares issued for the Detour Gold acquisition. Favourable factors impacting the change in net earnings quarter over quarter included strong revenue growth, reflecting both higher sales volumes and an improvement in the average realized gold price, as well as the impact of the $72.9 million pre-tax foreign exchange gains in Q1 2020, which resulted in other income of $72.2 million pre-tax versus other loss of $25.2 million in Q4 2019. The other loss in Q4 2019 reflected foreign exchange losses due to a weakening of the US dollar during the quarter. Partially offsetting the favourable factors contributing to higher net earnings were increased production costs and depletion and depreciation expense, largely due to the Detour Gold acquisition, the impact of the $33.8 million pre-tax transactions costs in Q1 2020 (versus transaction costs of $1.2 million pre-tax in Q4 2019) and higher royalty expense, due largely to the new 2.75% royalty on gold sales at Fosterville. Included among other factors that impacted the change in net earnings was a favourable impact from lower expensed exploration costs in Q1 2020, which was more than offset by higher levels of Corporate G&A, care and maintenance costs and finance costs quarter over quarter.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Earnings(1)

Adjusted net earnings totalled $179.2 million ($0.70 per share) versus $113.8 million ($0.54 per share) for the same period in 2019 and $185.3 million ($0.88 per share) in Q4 2019. The difference between net earnings and adjusted net earnings in Q1 2020 related to the exclusion from adjusted net earnings of $72.9 million pre-tax ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million pre-tax ($24.9 million after tax) of transaction costs related to the Detour Gold acquisition, $3.7 million pre-tax ($2.6 million after tax) of severance costs and $1.5 million pre-tax ($1.3 million after tax) related to a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between net earnings and adjusted net earnings in Q1 2019 was the exclusion from adjusted net earnings of $2.3 million pre-tax ($1.6 million after tax) of purchase allocation adjustments on inventory. In Q4 2019, the main difference between adjusted net earnings and net earnings was the exclusion from adjusted net earnings of $23.3 million pre-tax ($16.1 million after tax) of foreign exchange losses.

Cash and Cash Flows

(1)
Net cash provided by operating activities as reported on the Condensed Consolidated Interim Statements of Cash Flows totalled $241.5 million (including $302.0 million of adjusted net cash provided by operating activities less cash used for non-recurring transaction and restructuring costs, mainly related to the acquisition of Detour Gold).

The Company’s cash balance of $530.9 million at March 31, 2020 compared to cash of $707.2 million at December 31, 2019. The change in cash during the quarter largely resulted from the use of $474.6 million of cash for financing activities, which more than offset strong cash generated from operating activities and also cash received from investing activities, the latter representing cash acquired as part of the Detour Gold acquisition. Net cash provided from operating activities totalled $241.5 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs, mainly related to the Detour Gold acquisition, adjusted net cash provided by operating activities(1) totalled $302.0 million, which compared to $175.8 million in Q1 2019 and $247.1 million the previous quarter. On the same basis, that is excluding non-recurring costs, growth in net cash provided by operating activities compared to both prior periods largely reflected higher levels of net earnings.

Net cash provided by investing activities of $60.7 million reflected the acquisition of $173.9 million of cash as part of the transaction to acquire Detour Gold. The addition of cash from the Detour Gold acquisition more than offset the use of cash for additions to mining interests and plant and equipment during the quarter. Contributing to the $474.6 million of net cash used for financing activities was $329.8 million of cash used to repurchase 9,713,500 shares through the NCIB, as well as $98.6 million to repay Detour Gold’s outstanding debt and $30.3 million to close out that company’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel. The Company also used $12.6 million of cash for the payment of the fourth quarter 2019 quarterly dividend of US$0.06 per share, which was paid on January 13, 2020 to shareholders of record on December 31, 2019.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Free cash flow and adjusted free cash flow(1)

Free cash flow in Q1 2020 totalled $130.9 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs, adjusted free cash flow for the quarter was a record $191.4 million, more than double the $94.5 million of adjusted free cash flow in Q1 2019 and 44% higher than $132.8 million the previous quarter. The increase in adjusted free cash flow reflected higher levels of net cash provided by operating activities, adjusted for non-recurring costs. Also contributing to the increases in free cash flow was $78 million of free cash flow from the Detour Lake Mine from January 31, 2020, the date it was acquired, to March 31, 2020. Additions to mineral properties and property, plant and equipment totalled $110.6 million in Q1 2020 versus $79.2 million in Q1 2019 and $114.3 million the previous quarter.

(1)	The definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totaling 3.3 million tonnes grading an average of 22.1 g/t for 2.4 million ounces as at December 31, 2019. In addition, at year-end 2019 there were 273,000 tonnes grading an average of 10.7 g/t for 93,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access by driving a surface ramp.

Operating results	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019

Total Ore Milled (t)	82,256	77,990	87,573
Average Grade (g/t)	19.7	29.6	20.5
Gold Contained (oz)	52,056	74,088	57,672
Recovery (%)	97.7%	98.2%	97.8%
Gold Produced (oz)	50,861	72,776	56,379
Gold Sold (oz)	50,765	67,305	54,342
Development metres - operating	1,965	718	854
Development metres - capital	1,208	1,473	787
Production costs	$26,408	$22,419	$25,615
Operating cash costs per ounce sold(1)	$536	$332	$471
AISC per ounce sold(1)	$850	$602	$721
Total capital expenditures (in thousands)	$35,265	$60,018	$36,662

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

Production at Macassa in Q1 2020 totalled 50,861 ounces compared to record quarterly production of 72,776 ounces in Q1 2019 and 56,379 ounces the previous quarter. Production in Q1 2020 resulted from processing 82,256 tonnes at an average grade of 19.7 g/t and average recoveries of 97.7%. The change from Q1 2019 reflected a record average grade at Macassa in Q1 2019 of 29.6 g/t mainly due to grade outperformance in a number of stopes in the SMC, as well as the impact in Q1 2020 of lower than planned tonnes processed and average grades, with lower tonnes processed largely resulting from disruptions caused by the COVID-19 pandemic. The change from Q4 2019 was mainly due to lower tonnes processed quarter over quarter.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Production costs in Q1 2020 totalled $26.4 million versus $22.4 million in Q1 2019 and $25.6 million the previous quarter. Operating cash costs per ounce sold averaged $536 in Q1 2020 versus $332 in Q1 2019 and $471 in Q4 2019. The increase in operating cash costs per ounce sold compared to both prior periods largely reflected lower sales volumes in Q1 2020 (50,765 ounces versus record sales of 67,305 ounces in Q1 2019 and 54,342 ounces the previous quarter) as well as higher costs related to increased levels of operating development and other mining costs during Q1 2020. AISC per ounce sold averaged $850 in Q1 2020 compared to $602 in Q1 2019 and $721 in Q4 2019. The change from Q1 2019 resulted from higher operating cash costs and the impact of lower sales volumes on unit costs. Sustaining capital expenditures were largely unchanged year over year, totalling $15.1 million versus $15.5 million in Q1 2019, but were higher on a per ounce sold basis, averaging $297 per ounce sold in Q1 2020 versus $231 per ounce sold for the same period a year earlier. Compared to the prior quarter, the most significant factor contributing to the increase in AISC per ounce sold was higher sustaining capital expenditures in Q1 2020, which at $15.1 million in Q1 2020 were 40% higher than $10.8 million in Q4 2019 (the lowest quarterly level in 2019). The increase in sustaining capital expenditures reflected higher levels of capital development in Q1 2020 as well as the timing for mobile equipment procurement, with a low level of procurement expenditures in Q4 2019. On a per ounce sold basis, sustaining capital expenditures averaged $297 versus $198 the previous quarter.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

Growth projects: Growth capital expenditures at Macassa in Q1 2020 totalled $16.1 million. Of total growth expenditures, $11.1 million related to the #4 shaft project. During Q1 2020, sinking of the #4 shaft advanced 760 feet, reaching a total depth of 1,960 feet at March 31, 2020. Other work during the quarter included equipping the shaft, excavating the 1540 Level station and completion of the compressor house heat recovery unit. At March 31, 2020, the project was on care and maintenance as part of the Company’s response to the COVID-19 pandemic, with work resuming in late April. Based on the rate of progress to date, the Company conducted a review of the project in Q1 2020 and, as a result, modified the project scope and schedule. The #4 shaft is now expected to be completed in one phase, to a depth of 6400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The project remains on budget with the revised schedule offering some potential for capital cost savings.

COVID-19 Update: The Macassa Mine began operating with a reduced workforce in March due to concerns over the COVID-19 virus. Based on high levels of absenteeism caused in part by and the introduction of travel restrictions between Ontario and Quebec, the mine was placed on reduced operations effective April 2, 2020 until April 30, 2020. Essential work that continued during this period related mainly to production, though at reduced levels, as well as water and environmental management. All non-essential activities were suspended, including exploration drilling, sinking work on the #4 Shaft project, work on a new surface ramp and mill upgrades. Sinking of the #4 Shaft resumed near the end of April. During the period of reduced operations, Macassa operated with approximately 65% of its normal workforce. In early May, the Company began a gradual ramp up of operations at Macassa, with the timing for reaching full levels of production to be determined by ongoing development related to the COVID-19 pandemic. Included among work resuming at the mine was underground diamond drilling as well as work on major capital projects, with work on the #4 shaft project having resumed in late April.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. With total Mineral Reserves of 477.5 million tonnes at an average grade of 0.97 g/t for a total of 14.8 million ounces, Detour Lake Mine has the largest Mineral Reserve base of any gold mine in Canada, which supports a mine life of well over 20 years.

Operating results	Three Months Ended(1) March 31, 2020

Total Ore Milled (t)	3,708,022
Average Grade (g/t)	0.8
Gold Contained (oz)	100,673
Recovery (%)	90.9%
Gold Produced (oz)	91,555
Gold Sold (oz)	110,456
Production costs	$87,817
Operating cash costs per ounce sold(2)	$696
AISC per ounce sold(2)	$1,108
Total capital expenditures (in thousands)	$48,342

(1)	Detour Lake was acquired on January 31, 2020; results presented are from acquisition date to March 31, 2020.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

Production at Detour Lake from January 31, 2020, the date of acquisition by Kirkland Lake Gold, to March 31, 2020 totalled 91,555 ounces. Production for Q1 2020 was impacted by the transition of the mine to reduced operations effective March 23, 2020 as part of the Company’s response to the COVID-19 pandemic. During Q1 2020, the mine processed 3,708,022 tonnes at an average grade of 0.84 g/t at average recoveries of 90.9%. The average grade in Q1 2020 was lower than the previous quarter’s average grade of 0.93 g/t mainly due to a higher proportion of mill feed coming from stockpiles during Q1 2020 where grades are typically lower than from mine production. The increased processing of stockpiles reflected the move to reduced operations, as well as the impact of severe winter weather conditions in Q1 2020 and reduced availability of drilling equipment.

Production costs at Detour Lake Mine for the period January 31, 2020 to March 31, 2020 totalled $87.8 million. Operating cash costs per ounce sold averaged $696 in Q1 2020, which was better than the guidance range of $720 - $740 prior to the Company’s 2020 guidance being withdrawn on April 1, 2020. AISC per ounce sold averaged $1,108, in line with expected levels. Sustaining capital expenditures at Detour Lake from January 31, 2020 to March 31, 2020 totalled $48.3 million. All capital expenditures at Detour Lake Mine are reported as sustaining capital expenditures.

COVID-19 Update: The Company transitioned Detour Lake Mine to reduced operations in response to the COVID-19 pandemic effective March 23, 2020. Continuing activities at the mine include mill processing of reduced feed from the open pit and stockpiled ore, management of water levels during the spring run-off and environmental management activities. During this time, the mine operated with one shovel and eight trucks, which compares to normalized operations of five shovels and approximately 34 trucks. All personnel not essential for the performance of essential activities were off work until April 30, 2020. Approximately 300 workers were on site during the period of reduced operations, approximately 30% of the normal workforce during full operations. In addition to company-wide health and safety protocols, a number of additional measures applicable to a remote camp operation have been added to Detour Lake’s efforts to protect workers, including processes for the assessment, isolation and ambulatory evacuation of employees showing any kind of symptoms and increased food and camp accommodation hygiene safety. In early May, the Company commenced a gradual ramp up of operations at Detour Lake with the timing for reaching full levels of production to be determined by ongoing developments related to the COVID-19 pandemic.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 5.4 million tonnes @ 4.0 g/t for 702,000 ounces of gold as at December 31, 2019.

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. On April 1, 2020, the Company announced that operations were being temporarily suspended at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic. At the beginning of May 2020, the Company extended the temporary suspension of operations at the Holt and Taylor mines and Holt Mill for an indefinite period reflecting ongoing developments related to the COVID-19 virus and while the Company continues the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

Holt Complex

Operating results	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019

Total Ore Milled (t)	209,126	200,786	252,801
Average Grade (g/t)	4.6	5.0	4.1
Gold Contained (oz)	30,603	32,052	33,456
Recovery (%)	93.4%	95.7%	94.1%
Gold Produced (oz)	28,584	30,658	31,469
Gold Sold (oz)	29,613	33,576	31,883
Development metres - operating	1,805	1,451	2,605
Development metres - capital	2,045	1,038	2,183
Production costs	$28,425	$26,233	$25,220
Operating cash costs per ounce sold(1)	$955	$780	$790
AISC per ounce sold(1)	$1,368	$1,075	$1,321
Total capital expenditures (in thousands)	$9,066	$9,985	$16,665

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

During Q1 2020, the Holt Complex produced 28,584 ounces, which resulted from processing 209,126 tonnes at an average grade of 4.6 g/t at average recoveries of 93.4%. Q1 2020 production compared to production of 30,658 ounces in Q1 2019 and 31,469 ounces in Q4 2019. The change from Q1 2019 reflected lower average grades and tonnes processed at both the Taylor and Holt mines, which was only partially offset by higher tonnes processed at Holloway. Compared to the previous quarter, the change in production mainly reflected a significant reduction in tonnes processed at the Holloway Mine, which more than offset the impact of higher average grades at both the Taylor and Holt mines. During March 2020, the Holloway Mine was transitioned to care and maintenance with no plans at the present time for a future resumption of operations.

Production costs totalled $28.4 million in Q1 2020 compared to $26.2 million in Q1 2019 and $25.2 million the previous quarter. Operating cash costs per ounce sold averaged $955 compared to $780 in Q1 2019. The change from the same period in 2019 largely reflected the impact of a lower average grade at all three mines on production and sales volumes as well as higher production costs at Holloway as the mine was being transitioned to care and maintenance. Higher operating cash costs per ounce sold in Q1 2020 versus Q4 2019 mainly reflected increased operating cash costs at the Taylor mine due largely to higher contractor and maintenance costs as well as the impact of lower tonnes processed on production and sales volumes quarter over quarter, which more than offset an improvement in the average grade. AISC per ounce sold averaged $1,368 compared to $1,075 per ounce in Q1 2019 and $1,321 per ounce in Q4 2019. Sustaining capital expenditures totalled $9.1 million ($306 per ounce sold) versus $7.5 million ($224 per ounce sold) in Q1 2019 and $15.6 million ($490 per ounce sold) the previous quarter.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

COVID-19 Update: The Company temporarily suspended operations at the Holt Complex effective April 2, 2020, including the Holt and Taylor mines and Holt Mill, initially until April 30, 2020. A small number of employees continued to work while operations were temporarily suspended in order to manage the sites during this period with the Company’s COVID-19 health and safety protocols being implemented at each site. At the beginning of May 2020, the Company extended the temporary suspension of these operations reflecting ongoing developments related to the COVID-19 virus and while the Company continues the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2019, the existing Fosterville Mine had total reserves of 3.0 million tonnes at an average grade of 21.8 g/t for a total of 2.1 million ounces, with there also being an initial Mineral Reserve at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill approximately 4.0 kilometres from current mining operations, totaling 1.2 million tonnes at an average grade of 5.5 g/t for a total of 218,000 ounces.

Operating results	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019

Total Ore Milled (t)	118,701	140,184	121,998
Average Grade (g/t)	42.4	29.0	49.3
Gold Contained (oz)	161,740	130,602	193,499
Recovery (%)	98.8%	98.3%	99.2%
Gold Produced (oz)	159,864	128,445	191,894
Gold Sold (oz)	153,752	132,048	192,213
Development metres - operating	320	437	606
Development metres - capital	1,511	2,028	1,628
Production costs	$18,942	$21,388	$20,334
Operating cash costs per ounce sold(1)	$126	$144	$106
AISC per ounce sold(1)	$313	$315	$258
Total capital expenditures (in thousands)	$33,330	$31,923	$42,524

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

The Fosterville Mine produced 159,864 ounces in Q1 2020 based on processing 118,701 tonnes at an average grade of 42.4 g/t and average mill recoveries of 98.8%. Q1 2020 production increased 24% from 128,445 ounces in Q1 2019, when the mine processed 140,184 tonnes at an average grade of 29.0 g/t and average recoveries of 98.3%. The increase in production compared to the same period in 2019 resulted from a 46% increase in the average grade, reflecting higher levels of production from the high-grade Swan Zone compared to Q1 2019. Q1 2020 production compared to record quarterly production of 191,894 ounces

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

the previous quarter when the mine recorded its highest ever average quarterly grade of 49.3 g/t at record average recoveries of 99.2%. The higher average grade in Q4 2019 reflected mine sequencing in the Swan Zone as well as the impact of grade outperformance in a number of Swan Zone stopes during the previous quarter.

Production costs were $18.9 million in Q1 2020 versus $21.4 million in Q1 2019 and $20.3 million the previous quarter. Operating cash costs per ounce sold averaged $126, a 13% improvement from $144 in Q1 2019, with the favourable impact of a 46% increase in the average grade on production and sales volumes and lower costs related to operating development largely accounting for the improvement. Operating cash costs per ounce sold in Q1 2020 were slightly higher than $106 in Q4 2019 when a record quarterly average grade of 49.3 g/t resulted in production for the quarter of 191,894 ounces and sales of 192,213 ounces. AISC per ounce sold averaged $313 versus $315 in Q1 2019 and $258 in Q4 2019. The comparison to both prior periods was impacted by a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $7.2 million or $47 per ounce sold to AISC per ounce sold in Q1 2020. Excluding the impact of the new royalty, AISC per ounce sold in Q1 2020 was $266, 16% better than $315 in Q1 2019 and largely unchanged from the previous quarter. Sustaining capital expenditures in Q1 2020 totalled $17.3 million ($113 per ounce sold) compared to $18.9 million ($143 per ounce sold) in Q1 2019 and $25.3 million ($132 per ounce sold) in Q4 2019. Sustaining capital expenditures in Q4 2019 were higher than in Q1 2020 mainly due to significant levels of lateral and vertical capital development in the final quarter of 2019.

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

Growth projects: Growth capital expenditures at Fosterville in Q1 2020 totalled $6.5 million (excluding capitalized exploration expenditures). Work on growth projects during Q1 2020 focused on the mine's new ventilation system, targeted for commissioning in Q2 2020, and construction of a new power transformer, refinery and gold room, as well as a number of other projects.

COVID-19 Update: Fosterville Mine continued to operate throughout Q1 2020, with production largely remaining at target levels. The Company’s COVID-19 health and safety protocols were implemented, including remote work, social distancing, increased cleaning and hygiene and the suspension of all non-essential work and visits to site. Non-essential work suspended mainly involved all regional exploration drilling and work on a number of surface infrastructure projects, such as office, coreshed and storage facility expansions, as well as Aster (thiocyanate destruction) plant construction.

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Following this move, the Company undertook extensive exploration programs at Cosmo, Union Reefs and, more recently, other selected targets. In addition, the Company’s advanced exploration work at both the Cosmo mine and Union Reefs mill, which resulted in the commencement of test mining of mineralization in the Lantern Deposit at Cosmo and test processing of this material at the Union Reefs mill in October 2019.

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. A small workforce remains in the Northern Territory to complete ongoing rehabilitation work.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

GROWTH AND EXPLORATION

As part of the Company’s health and safety protocols related to the COVID-19 pandemic, all exploration drilling was suspended in March 2020. On April 1, 2020, the Company withdrew its 2020 guidance, including the target for $150 - $170 million of exploration expenditures in 2020, including capitalized exploration. In early May, the Company announced plans to resume exploration drilling at its three main operations, Macassa, Detour Lake and Fosterville.

Canada

Exploration expenditures for the Canadian operations in Q1 2020 totalled $7.1 million, including capitalized exploration. At Macassa, underground drilling during the quarter continued to focus on Mineral Resource expansion of the SMC and the exploration of high-priority target areas in close proximity to the existing and planned infrastructure at the mine. The Company also commenced planning for a $50.0 million exploration program at the Detour Lake Mine, to be completed over a two-year period, and to largely target Mineral Reserve growth in and around the existing main open pit.

Macassa Mine

In Q1 2020, the Company completed approximately 37,199 metres of underground drilling at Macassa, using up to eight underground drills on the 5300, 5600 and 5700 levels. The drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas along the Amalgamated Break near the SMC and an area associated with the historic Main Break. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC and Amalgamated Break. Total exploration expenditures at Macassa, including capitalized exploration, totalled $5.2 million in Q1 2020.

Of the 37,199 total underground metres, 12,011 metres were drilled to test the east and west extents of the SMC, with an additional 9,863 metres being drilled to test the Amalgamated Break. In addition, 762 metres of drilling were completed from the 5300 Level to test the Main Break on the former Kirkland Minerals property 300 metres below the deepest mine level and proximal to the location of the #4 shaft. Infill drilling consisted of 14,563 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

In addition, the Company completed 7,985 metres of drilling from surface utilizing 2 drills targeting both shallow and deep regional targets associated with the Amalgamated Break. Of the total 7,985 metres, 844 metres were drilled to target deep regional areas of the Amalgamated Break, while 7,141 metres were completed to target areas proximal to the current near surface Mineral Resource associated with the Amalgamated Break.

In terms of exploration development, after completing 243 metres of development drifting in 2019 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 155 metres of development to the east was completed during Q1 2020. Development to the west on the 5300 Level was extended 254 metres during FY 2019, while no development planned during Q1 2020. Development will recommence to the west on 5300 Level in the latter half of 2020. In addition, the Company commenced an exploration development heading east on the 5806 decline late in 2019 to target the SMC East and Main Break at depth and completed a total of 181 metres of development during Q1 2020.

On April 22, 2020, the Company announced encouraging drill results at Macassa, which expanded high-grade mineralization to the east of the SMC by an additional 75 metres from existing Mineral Resources. In addition, the Company announced that it had identified a new corridor of high-grade mineralization 700 metres long and 300 metres high located at depth along the historic Main Break on the Kirkland Minerals property. The corridor is located in close proximity to the new #4 shaft (currently being developed) and also to the planned location of the new exploration drift being developed east off the 5700 Level. Included in this corridor is an intersection of 141.3 g/t over 2.4 metres that is located within 650 metres of the #4 shaft and is 50 metres further east from previous drilling and 300 metres below the deepest level off the Kirkland Minerals shaft. The identification of the new corridor of high-grade mineralization highlights the significant exploration potential that continues to exist along the Main Break, which accounts for most of the 25 million ounces of historic production in the Kirkland Lake gold camp.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Detour Lake

Exploration diamond drilling was initiated on the Detour Lake Mine property in mid-January with a total of 9,146 metres of drilling completed in Q1 2020. A total of 3,666 metres of drilling in 11 drill holes targeted the 58N Zone and 5,481 metres of drilling in nine holes were completed between the Detour West and Main Pit areas.  Drilling on the 58N Zone targeted the up-plunge and west extension of the resource within 300 meters of surface. Drilling west of the Main Pit targeted extensions of mineralization outside the present Mineral Resource. Exploration expenditures in Q1 2020 totalled $1.7 million.

The Company is planning an aggressive surface exploration program over the next two years aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and Detour West pits as well as at depth below the present open-pit Mineral Resource.

Australia

Total exploration expenditures in Australia, including capitalized exploration, totalled $28.9 million. In 2020, an extensive program of exploration drilling and development focused on supporting the future growth of the Fosterville mine is planned, wth the primary targets continuing to be the Lower Phoenix system, Cygnet, Harrier, Robbin’s Hill and a number of regional targets. In addition to extensive drilling, the Company has commenced driving a twin underground exploration drift from Fosterville Mine to Robbin’s Hill. The drift will support both future exploration at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill, and will also facilitate the exploration of a number of high-potential targets under other historic open pits in the area. In the Northern Territory, exploration activities in Q1 2020 focused on drilling and development at the Cosmo Mine, as well as drilling at Union Reefs and Pine Creek. the Company announced in March 2020 that all exploration drilling and development in the Northern Territory was being discontinued with no plans for a future resumption of this work.

Fosterville Mine

During Q1 2020, exploration expenditures, including capitalized exploration, at Fosterville totalled $11.7 million. Prior to the suspension of drilling in March 2020, there was a total of 31,937 metres of drilling completed during the quarter using up to six surface drills and eight underground drills. Underground drilling during the quarter largely focused on the Lower Phoenix system and targeted extensions to known mineralization. Underground drilling also continued to target the Harrier zone and the Cygnet zone, which is situated footwall to the Swan Zone in the Phoenix system. Surface drilling continued to test the Curie zone at Robbin’s Hill in the northern part of the Fosterville Mining licence. Surface drilling was also progressed at the Thunder Swamp target in EL006502, approximately 40 km to the north of Fosterville.

The Company also commenced in January underground drifting towards Robbin’s Hill from the Falcon underground workings, with 536 metres of drifting achieved by the end of Q1 2020.

Northern Territory

During the Q1 2020, prior to suspending exploration, surface diamond drilling of 4,143 metres was completed by two drills, with activity focused at Union Reefs on the Millars and Union South targets, and at Pine Creek on the Gandys target. Rehabilitation of all surface drill sites is in progress. Total exploration expenditures during Q1 2020 were $17.2 million.

At the Cosmo Mine, prior to the suspension of exploration activities, underground drilling focused on the Lantern deposit, where up to three rigs completed 12,680 metres, and a total of 1,071 metres of development was completed.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 31, 2020, the Company had a positive working capital balance of $243.7 million, including a cash balance of $530.9 million, which compares to a working capital of $377.7 million and cash of $707.2 million at December 31, 2019. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2020, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at May 5, 2020	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	277,242,914	—
Issued: Stock options	285,600	C$16.59
Issued: Restricted share units	360,495	—
Issued: Performance share units	346,369	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019. and the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2019.

	2020	2019
	Three Months Ended
(in thousands except per share amounts)	March 2020	December 2019	September 2019	June 2019
Revenue	$554,738	$412,379	$381,430	$281,267
Earnings before income taxes	$294,525	$232,042	$254,119	$152,432
Net earnings	$202,878	$169,135	$176,604	$104,195
Basic earnings per share	$0.79	$0.81	$0.84	$0.50
Diluted earnings per share	$0.77	$0.80	$0.83	$0.49

	2019	2018
	Three Months Ended
(in thousands except per share amounts)	March 2019	December 2018	September 2018	June 2018
Revenue	$304,912	$280,320	$222,701	$214,653
Earnings before income taxes	$159,589	$149,336	$82,977	$90,109
Net earnings	$110,146	$106,535	$55,885	$61,486
Basic earnings per share	$0.52	$0.51	$0.27	$0.29
Diluted earnings per share	$0.52	$0.50	$0.26	$0.29

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2019, including the acquisition of Detour Gold on January 31, 2020. For additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties. Amounts are expressed in thousands of U.S. dollars.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $21 during the three months ended March 31, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 4 of the audited Consolidated Financial Statements for the year ended December 31, 2019.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2019. Any changes in or adoption of new accounting policies adopted by the Company in Q1 2020 are disclosed in note 3 of the accompanying interim financial statements.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding non-recurring items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow and adjusted free cash flow are reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Net cash provided by operating activities	$241,506	$175,802	$247,100
Mineral property additions	(71,981)	(40,530)	(84,440)
Plant and equipment (1)	(38,656)	(38,710)	(29,879)
Additions to other long-term assets	—	(2,074)	—
Free cash flow	$130,869	$94,488	$132,781

(1)	Excludes lease additions

(in thousands)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Net cash provided by operating activities	$241,506	$175,802	$247,100
Non-recurring transaction and restructuring costs related to Detour acquisition	60,494	—	—
Adjusted net cash provided by operating activities	302,000	175,802	247,100
Mineral property additions	(71,981)	(40,530)	(84,440)
Plant and equipment (1)	(38,656)	(38,710)	(29,879)
Additions to other long-term assets	—	(2,074)	—
Adjusted free cash flow	$191,363	$94,488	$132,781

(1)	Excludes lease additions

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Sustaining capital	$90,021	$41,955	$52,439
Growth capital(1)	52,744	74,053	68,897
Total capital expenditures	$142,765	$116,008	$121,336
Other	(298)	—	—
Finance leases related to IFRS 16	—	2,412	520
Total additions and CIP per financial statements	$142,467	$118,420	$121,856

(1)	Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months ended March 31, 2020 and 2019:

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Q1 2020 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended March 31, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[3]
Production costs	$28,425	$26,408	$87,817	$142,650	$18,942	$—	$18,942	$—	$161,592	$73,775
Share-based compensation	(99)	905	—	806	—	—	—	—	806	806
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)		(297)	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)	508
Operating cash costs	28,273	27,212	76,850	132,335	19,307	—	19,307	—	151,642	74,792
Royalty expense	3,389	2,222	3,059	8,670	12,579	—	12,579	—	21,249	18,190
Stock-based compensation	99	(905)	—	(806)	—	—	(975)	(1,482)	(3,263)	(3,263)
Rehabilitation and remediation	27	193	—	220	14	62	76	—	296	296
General and administrative expense	—	—	—	4,091	—	—	3,637	7,291	15,019	15,019
Sustaining capital[1]	9,066	15,061	48,221	72,348	17,310	—	17,310	363	90,021	41,800
Sustaining leases[2]	94	31	132	257	27	52	79	223	559	427
Capitalized depreciation	(441)	(650)	(5,826)	(6,917)	(1,185)	—	(1,185)	—	(8,102)	(2,276)
AISC	$40,507	$43,164	$122,436	$210,198	$48,052	$114	$50,828	$6,395	$267,421	$144,985
Ounces of gold sold	29,613	50,765	110,456	190,834	153,752	—	153,752	—	344,586	234,130
Operating cash cost per ounce sold	$955	$536	$696	$693	$126	$—	$126	$—	$440	$319
Sustaining capital expenditures per ounce sold	$306	$297	$437	$379	$113	$—	$113	$—	$261	$179
AISC per ounce sold	$1,368	$850	$1,108	$1,101	$313	$—	$331	$—	$776	$619

(1)	Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

(3)	Excludes results from Detour Gold from January 31, 2020 to March 31, 2020.

Three months ended March 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$26,233	$22,419	$48,652	$21,388	$—	$21,388	$—	$70,040
Share-based compensation	(33)	(42)	(75)	—	—	—	—	(75)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	26,200	22,377	48,577	19,074	—	19,074	—	67,651
Royalty expense	2,219	2,540	4,759	3,525	—	3,525	—	8,284
Share-based compensation	33	42	75	—	—	—	3,401	3,476
Rehabilitation and remediation	43	48	91	39	32	71	—	162
General and administrative expense	—	—	1,328	—	—	852	6,518	8,698
Sustaining capital[1]	7,522	15,517	23,039	18,916	—	18,916	—	41,955
Sustaining leases[2]	88	3	91	—	22	22	97	210
Capitalized depreciation	—	—	—	—	—	—	—	—
AISC	$36,105	$40,527	$77,960	$41,554	$54	$42,460	$10,016	$130,436
Ounces of gold sold	33,576	67,305	100,881	132,048	—	132,048	—	232,929
Operating cash cost per ounce sold	$780	$332	$482	$144	$—	$144	$—	$290
Sustaining capital expenditures per ounce sold	$224	$231	$228	$143	$—	$143	$—	$180
AISC per ounce sold	$1,075	$602	$773	$315	$—	$322	$—	$560

(1)	Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,220	$25,615	$50,835	$20,334	$—	$20,334	$—	$71,169
Share-based compensation	(30)	(44)	(74)	—	—	—	—	(74)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	25,190	25,571	50,761	20,334	—	20,334	—	71,095
Royalty expense	2,170	3,368	5,538	5,464	—	5,464	—	11,002
Stock-based compensation	30	44	74	—	—	—	526	600
Rehabilitation and remediation	29	49	78	113	227	340	—	418
General and administrative expense	—	—	2,905	—	—	4,129	3,016	10,050
Sustaining capital[1]	15,622	10,752	26,374	25,331	—	25,331	734	52,439
Sustaining leases[2]	331	108	439	26	66	92	189	720
Capitalized depreciation	(1,270)	(725)	(1,995)	(1,739)	—	(1,739)	—	(3,734)
AISC	$42,102	$39,167	$84,174	$49,529	$293	$53,951	$4,465	$142,590
Ounces of gold sold	31,883	54,342	86,225	192,213	—	192,213	—	278,438
Operating cash cost per ounce sold	$790	$471	$589	$106	$—	$106	$—	$255
Sustaining capital expenditures per ounce sold	$490	$198	$306	$132	$—	$132	$—	$188
AISC per ounce sold	$1,321	$721	$976	$258	$—	$281	$—	$512

(1)	Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

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Q1 2020 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Revenue	$554,738	$304,912	$412,379
Silver	(297)	—	(358)
Foreign exchange impact	(7,806)	(538)	427
Realized Revenue	$546,635	$304,374	$412,448
Ounces sold	344,586	232,929	278,438
Average realized price per ounce sold	$1,586	$1,307	$1,481

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Net earnings	$202,878	$110,146	$169,135
Loss (gain) on warrant investment	1,493	53	(920)
Transaction costs	33,838	—	1,236
PPA adjustment on inventory(1)	—	2,314	—
Foreign exchange loss (gain)[2]	(72,944)	2,143	23,267
Severance payments	3,704	436	—
Income tax related to above adjustments	10,200	(1,328)	(7,415)
Adjusted net earnings	$179,169	$113,764	$185,303
Weighted average shares outstanding - basic ('000s)	257,418	210,193	210,102
Adjusted net earnings per share	$0.70	$0.54	$0.88

(1)	Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.

(2)	Restated to reflect adjustment for foreign exchange loss (gain) during the three months ended March 31, 2019

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Net earnings	$202,878	$110,146	$169,135
Add back:
Finance costs	4,113	703	696
Depletion and depreciation	92,839	41,300	52,865
Current income tax expense	70,130	40,921	62,414
Deferred income tax expense	21,517	8,522	493
EBITDA	$391,477	$201,592	$285,603

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at March 31, 2020	As at December 31, 2019
Current assets	$721,580	$794,630
Current liabilities	477,850	416,945
Working capital	$243,730	$377,685

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2019 MD&A.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no changes to the Company’s internal controls during Q1 2020 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; outbreaks of the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour

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and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Q1 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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